NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 25, 2024

Via EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Patrick Fullem Jay Ingram Dale Welcome Andrew Blume

Re:	AIRO Group, Inc. Amendment No. 5 to Registration Statement on Form S-4 Filed April 10, 2024 File No. 333-272402

Dear Mr. Welcome and Mr. Blume:

On behalf of AIRO Group, Incorporated (the “Company”), we are hereby responding to the letter dated June 20, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Fifth Amendment to the Registration Statement on Form S-4 filed on April 10, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 6 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 5 to Registration Statement on Form S-4 filed April 10, 2024

Earnout Shares, page 126

1.	We note your response to comment 4. To assist us with our review of the accounting treatment for your sponsor earnout, please address the following items:

●	You indicate that you determined the sponsor earnout arrangement was not within the scope of ASC 718 since “the primary business purpose is related to the financing the Sponsor provided to Kernel prior to the business combination, which is unrelated to the grantor’s operations.” Since the sponsor will be compensated for providing extension loans to Kernel prior to the business combination in the form of additional shares of common stock, as noted in Section 2.7(e) of the Business Combination Agreement and your disclosures on page 131, tell us the reasons why you believe the primary purpose of the sponsor earnout shares is for providing financing.

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●	Tell us how much of the financing provided by the sponsor is derived from Kernel employees versus passive investors in the sponsor. Additionally, tell us what percentage of the total sponsor earnout would ultimately be distributed to former Kernel employees versus passive investors in the sponsor.

●	To the extent the sponsor earnout were to be reflected as an expense, tell us which entity’s financial statements would reflect the expense, the period(s) in which the expense would be recorded, and how you reached your conclusions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company amended the Agreement and Plan of Merger on June 24, 2024 to remove the Sponsor earnout share award and has revised its disclosure throughout the Amended Registration Statement accordingly.

AIRO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 187

2.	Pursuant to Item 303(b)(3) of Regulation S-K, please revise your filing to provide critical accounting estimate disclosures for Airo Group Holdings (“Holdings”). We would expect such disclosures to include, but not necessarily be limited to, critical accounting policies for business combinations, the valuation of your common stock, and the impairment of goodwill and intangible assets. Such disclosures should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. To the extent your disclosures in response to the comments under this header do not materially comply with the guidance in Regulation S-K and SEC Release No. 33-8350, we may have further substantive comments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 208-212 of the Amended Registration Statement.

3.	As noted in the preceding comment, please include a critical accounting policy for the valuation of your common stock. Thoroughly describe the methodologies and key inputs and assumptions used in the valuations of your common stock issued as business combination consideration. In doing so, clearly disclose, as previously communicated to us, that your valuations were based on the revenue and EBITDA projections disclosed on page 99 under the “Projected Financial Information” header and ensure you discuss in sufficient detail the estimates, assumptions, and underlying support utilized in developing and validating such projections. Also ensure you include any pertinent information provided in response to prior comments, including the second bullet of comment 6.

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 209-210 of the Amended Registration Statement.

4.	Considering goodwill and intangible assets represent the vast majority of your total assets, ensure that you include a critical accounting policy addressing how you assess such assets for impairment. Your disclosures should include, but not necessarily be limited to the following:

●	Provide a thorough discussion of your impairment testing policies, including a description of the key assumptions used to estimate the fair value of the reporting units for your goodwill impairment analysis, how the key assumptions were determined, the degree of uncertainty associated with the key assumptions, and any material changes in the key assumptions during the periods presented.

●	Discuss how goodwill and other intangible assets were tested during 2023, including whether you performed a qualitative and/or quantitative test.

●	Indicate how you determine your reporting units for goodwill impairment testing purposes and identify your reporting units.

●	State whether or not the fair values of your reporting units “substantially exceed” the respective carrying values. To the extent any reporting unit fair values are not substantially in excess of carrying values, disclose the name(s) of the reporting unit(s), the percentage by which the estimated fair value of the reporting unit(s) exceeded the carrying value, the amount of goodwill allocated to the reporting unit(s), and whether the related goodwill is at risk of impairment. Also provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

●	Given the significant goodwill recorded in your Electric Air Mobility (“EAM”) segment and the negative EBITDA and minimal revenues projected for EAM through fiscal 2026 per your disclosures on page 99, ensure you specifically and comprehensively address the recoverability of intangible assets related to EAM.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 211-212 of the Amended Registration Statement.

AIRO Group Holdings, Inc. – Audited Financial Statements

2. Business Combinations, page F-52

5.	We note your response to prior comment 5. Please tell us in sufficient detail how you determined Aspen Avionics (“Aspen”) was the accounting acquirer in the reverse acquisition with Holdings. In doing so, provide us with a comprehensive accounting analysis that specifically addresses each determinative factor discussed in ASC 805-10-55-10 through 55-15. Ensure that your analysis addresses the following items:

●	Tell us in sufficient detail how you concluded Aspen was the accounting acquirer despite Holdings retaining 89% of the shares of the combined company.

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●	Tell us the specific composition of the board of directors of the combined entity upon consummation of the acquisition, including how many members of the board were representatives of Aspen versus Holdings.

●	We understand that the CEO and COO of the combined entity at the acquisition date were board members of Aspen. Please tell us the composition of senior management upon consummation of the acquisition, including how many members of management were representative of Aspen versus Holdings.

●	Explain why there appears to be a significant disparity between shareholder ownership percentages and the composition of the board of directors and senior management of the combined entity.

●	Provide us with relevant financial statement amounts of Aspen and Holdings at the time of acquisition, such as total assets, revenues, and earnings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in determining the accounting acquirer in the Aspen acquisition, the transaction was effected primarily by exchanging equity interests. In accordance with ASC 805-10-55-12 and ASC 805-10-55-13, Holdings noted the following:

● Voting rights: In conjunction with the acquisition, Aspen’s shareholders were issued approximately 2.6 million shares which equated to approximately 11% of the total Holdings ownership as of the closing date. The former Aspen equity holders did not have control of the combined company through their voting rights.

● Governing body: Two of the three members of the board of directors of Holdings as of the date of the Aspen transaction were board members and/or executives of Aspen.

● Senior management: two of the three members of Holdings’ senior leadership team as of the date of the Aspen transaction were board members and/or executives of Aspen.

● Relative size: Aspen had fewer intangible assets and goodwill than Holdings as of the acquisition date, but Aspen had more tangible assets than Holdings. Additionally, Aspen’s revenues far exceeded those of Holdings due to the majority of the entities which made up Holding being in early development stages. Finally, Aspen’s net loss exceeded those of Holdings in 2021 primarily due to Aspen having incurred transaction costs years prior to the April 1, 2022 acquisition date as described below.

● Other pertinent factors and circumstances: Aspen had a leadership role in initiating and structuring the merger transactions with all six entities, and its headquarters location became the headquarters for the combined entity.

While it is true that Holdings retained 89% of the shares of the combined company as of the date of closing of the Aspen acquisition, the other key factors weigh in favor of Aspen as the accounting acquirer. At the time of the acquisition, the Holdings board of directors was comprised of three individuals: Dr. Chirinjeev Kathuria, Mr. Joseph Burns, and Mr. John Uczekaj. Two of these three individuals had longstanding roles at Aspen. Mr. Burns was a long tenured member of Aspen’s board of directors. Mr. Uczekaj was, and continues to be, Aspen’s President and Chief Executive Officer. Similarly, AIRO senior management at the time of the closing of the Aspen acquisition consisted of Dr. Kathuria (Executive Chairman), Mr. Burns (Chief Executive Officer), and Mr. Uczekaj (President and Chief Operating Officer). Two of its three leadership team members thus had significant ties to Aspen.

Aspen also took a leadership role in initiating and organizing the six merger transactions ultimately completed by Holdings in 2022. This included Aspen’s engagement of legal counsel as early as 2018 to create the multi-party merger agreement that formed the basis for the eventual merger agreements used in the six merger transactions. Aspen’s finance function led the efforts to obtain audits in accordance with PCAOB standards for the combining companies and preparing consolidated financial statements and forecasts. Aspen incurred substantial transaction-related costs in performing these functions.

While Aspen’s final merger consideration was in the form of stock, this was the result of negotiations between Holdings and Aspen. While the Aspen shareholders took only a minority ownership interest in the combined company, they did so, in part, as consideration for a higher indebtedness target than Holdings agreed to in some of the other transactions. The higher target was a compromise in lieu of cash at closing of the Aspen-Holdings transaction and the outstanding obligations are to be settled at closing of the Business Combination.

Below is an abbreviated summary of the historical financial statement amounts for the Holdings group at the time of the Aspen acquisition (inclusive of Holdings, AIRO Drone, Agile Defense, Jaunt, and Sky-Watch) compared to the Aspen amounts as of the same date:

As of April 1, 2022
	Group	Aspen

Balance Sheet:
Current assets	$3,054,982	$6,423,093
Property and equipment, net	74,733	267,377
Intangible assets, net	106,390,000	2,815,052
Goodwill	567,830,710	-
Other assets	201,834	1,123,299
Total Assets	$677,552,259	$10,628,821

Income Statement Year ended December 31, 2021
Revenues	$577,658	$11,782,570
Net income (loss)	$(15,107,584)	$(20,528,854)

Income Statement Three months ended March 31, 2022
Revenues	$833,556	$2,509,027
Net income (loss)	$(3,611,471)	$(1,779,897)

As demonstrated above, while the total assets of Holdings exceeded those of Aspen at the time of the Aspen merger, Aspen’s revenues were approximately 20x the value of the Holdings combined revenues, and resulted in Aspen contributing approximately 95% of the total revenues of Aspen and Holdings combined for the year ended December 31, 2021.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

cc:	Suren Ajjarapu, AIRO Group, Inc.

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